Beau Yanoshik Associate +1.202.373.6133 beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

December 3, 2019

Jennifer R. Hardy, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:       BNY Mellon ETF Trust (the “Registrant”)

            File Nos. 333-234030 and 811-23477

Dear Ms. Hardy:

This letter responds to comments you provided in a letter dated October 30, 2019, with respect to the Registrant’s Registration Statement on Form N-1A. The registration statement was filed on October 1, 2019 and included disclosure with respect to the following eight series of the Registrant: BNY Mellon U.S. Large Cap Core Equity ETF, BNY Mellon U.S. Mid Cap Core Equity ETF, BNY Mellon U.S. Small Cap Core Equity ETF, BNY Mellon International Equity ETF, BNY Mellon Emerging Markets Equity ETF, BNY Mellon Core Bond ETF, BNY Mellon Short Duration Corporate Bond ETF, and BNY Mellon High Yield Beta ETF.

General

1.         Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:        In response to the staff’s comments, the Registrant has made revisions throughout the registration statement, as applicable.

2.         The staff notes that the registration statement has omitted or bracketed material information throughout the prospectus and SAI. In particular, omission of the key information, including disclosure of the Indexes that the Funds will track and their complete Index methodology, prevented us from doing a complete review of the filing. We are reserving our review of those sections of the registration statement until a pre-effective amendment with all this information is filed.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 +1.202.739.3000 United States +1.202.739.3001

Response:        The Registrant acknowledges the staff’s comment and has included updated information in the pre-effective amendment filing.

3.         Please inform the staff if a party other than the Funds’ sponsor or an affiliate is providing the Funds with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Funds.

Response:        The Registrant has confirmed that the Funds’ sponsor or an affiliate will be providing the Funds with initial seed capital.

4.         Please include an audited balance sheet for the seed capital required by Section 14(a)(1) of the 1940 Act.

Response:        The Registrant will include an audited balance sheet for the seed capital in a pre-effective amendment prior to requesting effectiveness.

Cover Page

5.         Please ensure that the ticker symbols are included in EDGAR and the cover page of the prospectus and SAI once available. See Regulation S-T, Rule 313(b)(1).

Response:        When available, the Registrant will include the ticker symbols on EDGAR and the cover page of the prospectus and SAI.

Part A: Prospectus

Fund Summaries, pages 2-28

As noted earlier, because so much information about the Funds’ principal strategy is missing, we will be reserving our substantive comments until all that information is provided in the next pre-effective amendment. The following are some initial comments applicable to the Funds’ principal strategy and risk disclosure:

6.         Please provide more fulsome disclosure as to each Index’s methodology.

Response:        More fulsome disclosure regarding each Index’s methodology is included in the pre-effective amendment filing.

7.         With respect to the BNY Mellon Emerging Markets Equity ETF, BNY Mellon Core Bond ETF, BNY Mellon Short Duration Corporate Bond ETF, and BNY Mellon High Yield Beta ETF, we note that each Fund’s policy to invest 80% of the Fund’s net assets (plus borrowings for investment purposes) (“80% names policy”) in the type of investments suggested by the name is stated in the SAI under non-fundamental policies. We also note that the SAI states that the BNY Mellon International Equity ETF has adopted an 80% names policy to invest in equity securities of issuers in developed countries other than the United States. Please disclose each of these Fund’s 80% names policy in the summary and in the disclosure in response to Item 9(b) of Form N-1A.

Response:        The Registrant has added each Fund’s 80% names policy in the disclosure in response to Item 9(b) of Form N-1A.  In addition, the Registrant has added disclosure in each Fund’s summary stating that the fund normally invests substantially all of its assets in securities comprising the respective index and, as applicable, depositary receipts based on securities comprising the index, TBA transactions representing securities included in the index, ETFs providing exposure to securities included in the index, and derivatives with economic characteristics similar to the index or securities included in the index.  Due to the inclusion of this disclosure, the Registrant has not stated each Fund’s 80% names policy in the Fund’s summary.  The Registrant has also revised the 80% names policy with respect to the BNY Mellon International Equity ETF to refer to equity securities.

8.         You state that the Funds may also invest in futures and other derivatives. Since it does not appear that futures and other derivatives will be components of any of the Indexes, under the terms of your exemptive order, the Funds may only invest a maximum of 20% of its assets in such derivatives. Please clarify the disclosure accordingly. Similarly, please clarify whether the BNY Mellon Emerging Markets Equity ETF’s investments in other ETFs will be limited to 20% of Fund’s assets. Further, please also disclose that investments in derivatives that are counted towards a Fund’s 80% names policy will be valued at market value.

Response:        The Registrant notes that the Funds intend to rely on recently adopted Rule 6c-11 under the 1940 Act to operate as ETFs, and not the Funds’ exemptive relief.  The Registrant further notes that, unlike the Funds’ exemptive relief, Rule 6c-11 does not require each Fund to invest at least 80% of its assets in component securities of its underlying index.  As a result, the Registrant has not revised the disclosure in response to the comment.

The Registrant has added disclosure to the “Investment Restrictions” section of the SAI stating that to the extent derivatives are used to satisfy a Fund’s 80% names policy, the market value of the derivative instrument(s) will be used for determining compliance.

9.         You state as to each Fund that “[i]n seeking to track the index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent that the index concentrates in a particular industry or group of industries.” Please delete the word “generally” or revise each Fund’s concentration policy to state when and under what conditions any changes between concentration and non-concentration would be made. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975) and The First Australia no-action letter (July 29, 1999). Also, to the extent any Index is currently concentrated, please disclose the industry or group of industries that the Index is concentrated in and include appropriate risk disclosure.

Response:        With respect to the word “generally” in the sentence noted, the Registrant believes the current disclosure is appropriate. Each Fund may use a sampling strategy where it may not be possible or practical to purchase all of the securities in its underlying index or amounts of such securities in proportion to their weighting in the index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the index, in instances when a security in the index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the index). These circumstances, which are outside a Fund’s control, may prevent a Fund from investing in all of the securities included in its index or in the same proportion as the index. As a result, it is possible a Fund’s exposure to certain industries may differ from that of its underlying index. However, a Fund will only be concentrated if its underlying index is so concentrated.  The Registrant believes the current fundamental policy below is consistent with this explanation.

Each fund may not invest more than 25% of its assets in the securities of issuers in any single industry (except to the extent the fund's underlying index as described in the prospectus also is so concentrated), provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

To the extent an industry or sector represents more than 25% of an index as of October 31, 2019, the Registrant has included applicable disclosure.  For Funds where no industry or sector represents more than 25% of the respective index as of October 31, 2019, the Registrant has included a placeholder in the “Principal Investment Strategy” section. The Registrant will update the disclosure for all Funds as of a date closer to the effective date of the Registration Statement.

10.       With respect to the BNY Mellon Emerging Markets Equity ETF, please define “emerging markets.”

Response:        The BNY Mellon Emerging Markets ETF uses the Morningstar Emerging Markets Large Cap Index’s definition of “emerging markets” and has included this definition in the Fund’s “Principal Investment Strategy” section.

11.       We note that the BNY Mellon Core Bond ETF will invest in asset-backed and mortgage-related securities. Please tailor your principal strategy and risk disclosure with reference to the specific asset-backed securities and mortgage-related securities that the Fund intends to invest in.

Response:        The BNY Mellon Core Bond ETF will seek to track the Bloomberg Barclays US Aggregate Bond Index.  The Registrant has updated the description of the Index as follows, consistent with the Index’s factsheet:

The Bloomberg Barclays US Aggregate Bond Index is designed to measure the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market.  The index includes Treasuries, government-related and corporate securities, mortgage-backed pass-through securities (agency fixed-rate), commercial mortgage-backed securities (agency and non-agency) and other asset-backed securities having at least one year until final maturity.

In addition, the Registrant has added disclosure related to “to-be-announced transactions,” which may be substituted for certain bonds included in the Index.

12.       Disclosure on page 23 states that the BNY Mellon Short Duration Corporate Bond ETF will invest in bonds that have a remaining maturity of greater than or equal to one year and less than five years. Please explain your basis for defining short duration as bonds with remaining maturity of less than five years. In the staff’s view, short duration is more commonly understood as less than three years.

Response:        The Registrant believes short duration bonds are commonly understood to be bonds with maturities of less than five years.  For example, the Registrant refers to the following definition of short duration bonds on the Fidelity Investments website: “Short duration bonds have debt investments with maturities from a few months to five years.1”  In addition, the Registrant notes that the two largest ETF providers in the market, BlackRock (iShares) and Vanguard, both offer short-term corporate bond ETFs that track indices of corporate bonds with maturities between one and five years.  The Vanguard short-term corporate bond ETF in particular tracks the same index the Fund intends to track, the Bloomberg Barclays U.S. 1-5 Year Corporate Bond Index.  As a result, the Registrant believes defining short duration bonds as bonds with maturities between one and five years is appropriate.

13.       With respect to the BNY Mellon High Yield Beta ETF, please explain in plain English the term “Beta.”

Response:        The term “Beta” is meant to reflect that the Fund is a rules-based, systematic investment strategy that seeks to track an index designed to measure the performance of the high yield bond market. The Registrant has added the following sentence to the “Principal Investment Strategy” section describing the index:

The Bloomberg Barclays US Corporate High Yield Bond Index is designed to measure the U.S. dollar-denominated, high yield (junk), fixed-rate, taxable corporate bond market.

14.       To the extent that a fund will invest in instruments that pay interest at floating rates based on LIBOR, please include risk disclosure on how the transition from LIBOR could affect the fund’s investments. For example, will the fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR stops being published? If so, how it will affect the liquidity of those investments? Please also disclose how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response:        The Registrant has included a discussion of the possible effects of the transition from LIBOR on the Funds in the “Derivatives risk” discussion in the applicable summary principal risk sections and the “Investment Risks” section. The Registrant notes that the fixed income securities included in the indexes to be tracked by the BNY Mellon Core Bond ETF, BNY Mellon Short Duration Corporate Bond ETF and BNY Mellon High Yield Beta ETF are fixed-rate and, therefore, do not pay interest at floating rates based on LIBOR.

15.       For each Fund, please disclose in the summary and in the disclosure in response to Item 9(c) of Form N-1A the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size and may cease operations) and in a Fund where the adviser has no prior experience managing an ETF or other registered investment company. Please also add risks of investing in large capitalization companies for the BNY Mellon U.S. Large Cap Core Equity ETF.

1              https://www.fidelity.com/mutual-funds/investing-ideas/short-duration-bonds

Response:        The Registrant has added the requested disclosure regarding risks of investing in large capitalization companies for the BNY Mellon U.S. Large Cap Core Equity ETF.  The Registrant has also added a discussion regarding risks related to new funds for each Fund.  The Registrant notes that the day-to-day management of the Funds will be directed by the Sub-Adviser, an affiliate of the Adviser that has extensive experience managing ETFs for one of the market’s largest ETF providers.  Therefore, the Registrant does not believe risk disclosure related to an adviser with no prior experience managing an ETF or other registered investment company is appropriate.

16.       Please provide risk disclosure as to depository receipts for the BNY Mellon International Equity ETF and the BNY Mellon Emerging Markets ETF. Also, disclose that, where all or a portion of the Index’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. Please also note that this in turn could lead to differences between the market price of the Fund’s shares and their underlying value.

Response:        The Registrant has added the requested disclosure.

17.       With respect to the BNY Mellon International Equity ETF, please enhance your Brexit risk disclosure in the summary and in the disclosure in response to Item 9(c) of Form N-1A.

Response:        The Registrant has removed the Brexit risk disclosure in the summary and in the disclosure in response to Item 9(c) of Form N-1A.  To the extent a significant portion of an index is represented by a country or region that may be subject to risks associated with Brexit as of a date closer to the effective date of the Registration Statement, the Registrant will include enhanced disclosure. The Registrant has updated the discussion of Brexit in the SAI for recent developments.

Performance, page 28

18.       Please supplementally identify the appropriate broad-based securities market index that each Fund intends to use in the performance table.

Response:        The Funds intend to use the appropriate broad-based securities market index (“ABBSMI”) listed below in the performance tables.  Each ABBSMI listed below is intended to provide a broad measure of the particular market segment it represents.

Fund	ABBSMI
BNY Mellon U.S. Large Cap Core Equity ETF	Morningstar® US Large Cap IndexSM
BNY Mellon U.S. Mid Cap Core Equity ETF	Morningstar® US Mid Cap IndexSM
BNY Mellon U.S. Small Cap Core Equity ETF	Morningstar® US Small Cap IndexSM
BNY Mellon International Equity ETF	Morningstar® Developed Markets ex-US Large Cap IndexSM
BNY Mellon Emerging Markets Equity ETF	Morningstar® Emerging Markets Large Cap IndexSM
BNY Mellon Core Bond ETF	Bloomberg Barclays US Aggregate Bond Index
BNY Mellon Short Duration Corporate Bond ETF	Bloomberg Barclays US 1-5 Year Corporate Bond Index
BNY Mellon High Yield Beta ETF	Bloomberg Barclays US Corporate High Yield Bond Index

Portfolio Management, page 28

19.       Please state the month and year that each portfolio manager started in that role for each Fund rather than stating “since inception.”

Response:        The Registrant has made the requested revision.

Fund Details-Goals and Approach, page 30

20.       For each bond fund, please provide a definition of duration (e.g., duration is a measure of the price sensitivity of a debt security or portfolio of debt securities relative to changes in interest rates).

Response:        The Registrant has added the requested disclosure.

Investment Risks, page 36

21.       The disclosure of the principal and additional risks is confusing as to which risks apply to which Funds. Please consider utilizing a chart, table or some other means to clearly identify in one place each Fund’s principal and additional risks.

Response:        The Registrant has included a chart indicating each Fund’s principal risks.

Part B: Statement of Additional Information

Purchase and Redemption of Creation Units, page II-1

22.       In the “Fund Deposit” section you state that either in-kind securities or Deposit Cash may be accepted for purchase transactions. Please reconcile with the Funds’ exemptive order which provides that consideration for purchase and redemption transactions should be primarily in-kind.

Response:         As noted in response to comment #9, the Funds intend to rely on recently adopted Rule 6c-11 under the 1940 Act to operate as ETFs, and not the Funds’ exemptive relief.  In addition, the Registrant notes that the chart included in the “Purchase and Redemption of Creation Units” section in the initial registration statement filing reflected the principal consideration for purchase and redemption transactions for each Fund.  For clarity, the first paragraph and chart in the “Purchase and Redemption of Creation Units” section have been replaced with the disclosure below, which notes, in the last sentence, that the principal consideration for creations and redemptions for each Fund is currently intended to be in-kind.

Each fund issues and redeems its shares on a continuous basis, at NAV, only in a large specified number of shares called a “Creation Unit.” The value of each fund is determined once each business day. The Creation Unit size for a fund may change. Authorized Participants will be notified of such change. Creation Unit transactions may be made in-kind, for cash, or for a combination of securities and cash. The principal consideration for creations and redemptions for each fund is in-kind, although this may be revised at any time without notice.

Part C: Other Information

23.       The license agreement for each Index should be filed as an exhibit.

Response:        To the extent the Registrant or a Fund is a party to a licensing or sub-licensing agreement with respect to an Index, the Registrant will file such agreement as an exhibit to the registration statement in a future amendment.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided.  Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:        W. John McGuire

            Jeff Prusnofsky

            Bennett MacDougall